INVEST IN **RUBITECTION**

AI Care Management System for Chronic Deadly Wounds (diabetic foot ulcers and bedsores)



rubitection.com Pittsburgh, PA





Highlights

1. $26 billion total market that is growing to address the aging population
2. Investor backed including AARP Agetech collaborative totaling $800K to date
3. Won several awards including AARP Agetech, Boston Scientific Connected Patient, and She Loves Tech
4. Have a pipeline of clinical partners including Baylor School of Medicine
5. Improves care and addresses a health disparity for people of color
6. Built a functional prototype and collected initial positive patient data
7. We have interest from 5 corporate partners
8. Two issued patents which protect our $26 billion market

Featured Investor



Dekonti Mends-Cole
Syndicate Lead

Follow   Invested $5,000 ⓘ

"It is hard to believe, but the technology for early detection of deep wounds is limited. Whether it is the early formation of diabetic ulcers, pediatric injuries, or the initial stages of bed sores in patients, these conditions are often difficult to detect and can be costly for both patients and healthcare providers. Early identification of wounds is critical for reducing mortality and significantly enhancing the quality of life for patients. Rubitection is at the forefront of revolutionizing early detection in chronic wound care, which costs over $26 billion annually. Leveraging advanced AI technology, Rubitection stands as a pivotal solution in the healthcare landscape, offering an affordable answer to this costly challenge. As the lead investor, I am excited to be part of this necessary innovation, bringing early wound detection to every hospital, skilled nursing facility, and doctor's office."

Our Team



Sanna Gaspard   CEO, Founder

PhD in Biomedical engineering and inventor



Yannick Heintz   VP of Data Science

PhD Chemical engineering and organ player

Invest in solving a $26 billion healthcare problem with a AI powered care management platform for chronic wounds like diabetic foot ulcers and bedsores to reduce cost, and lives via early intervention.




AI Powered Wound &
Dermatology Care Management
Reimagined.
AI enabled & data driven

How We Started:

Rubitection was founded by Dr. Sanna Gaspard to help support caregivers with managing chronic wounds and skin conditions with a low-cost easy-to-use AI platform. At Rubitection we are developing a skin health management platform - a device and software - to support the assessment and management of chronic wounds like diabetic foot ulcers and bedsores (e.g. pressure injuries) using optical and AI algorithms. Our vision is to empower caregivers with the care management support they need to improve care and save lives. Our goal is to become the standard of care for chronic wound management in any care setting.

As Rubitection's journey has unfolded, we've heard from many who have shared personal stories of loved ones suffering from wounds like diabetic foot ulcers and bedsores (aka. pressure injuries). They say, "This seems like an obvious excellent opportunity. How can we support and be a part of your success? " This campaign provides you with this opportunity to become a part of our future success alongside other strategic partners and prior investors. Early supporters get the best deal.


Chronic wounds are a growing and expensive US healthcare problem
85
million
at risk by 2050
$26+ billion cost
annual healthcare cost
2+ million at risk
globally for wound development
Millions lost
In hospitals revenues due to Medicare penalties and lawsuits
17K lawsuits
Annually with an average pay out of $250K
Rubitection

Problem:

Chronic wounds are a growing global health problem and can affect anyone with limited mobility, from infants to older adults. They can be prevented with effective early monitoring and management. Due to the lack of reliable and low-cost management tools, they affect 2 million people each year, killing 60,000 annually. This results in a $26 billion cost to the US healthcare system each year. We are addressing the two core problems:

1) Lack of accuracy on dark skin tones

The darker a person's skin is, the more difficult it is to determine if red discoloration exists. If a person's skin is darker, you might

not see that response until the skin has broken open.

2) Unable to accurately track wound progression

When a diagnosis is made, you're unsure if it's correct until a few days later. Furthermore, if the skin opens up, you cannot monitor incremental changes and won't know if your treatment is efficient.

We are addressing this problem at its core with a patented low-cost handheld optical probe and a mobile app combined for a reliable, easy-to-use skin care management platform called the Rubitect Assessment System.





Clinical standard test: manual blanch test
Measures inflammation and redness as a diagnostic marker
Manual test limitations:
• Unreliable
• Not repeatable
• No utility on darker skin
Rubitection
Clinical standard test for detection and management is manual and unreliable
Skin health assessment test
Applications
Dermatology
Wound care
Surgery

Standard of Care - How Are Wounds and Skin Monitored Currently?: Manually

Caregivers use their finger and eyes to identify changes in the skin. Specifically for wounds, they use the Blanch Test where they look for areas of redness and simply push that area of skin with their finger to look for changes. This test has many potential fail points, and it's highly subjective and inaccurate on all skin tones. However, on dark skin tones, it does not work creating a health disparity. It also puts healthcare facilities at risk for high financial penalties, including lawsuits ($250K average payout) and the lack of Medicare payments for care if the wound is not detected on admission. Technical solutions on the market are expensive and difficult to use.

This is why we are building a better way to test, monitor, and support the management of skin health called the Rubitect Assessment System. Through our solution, we can provide better access to higher quality care.



Solution: Rubitect Assessment System
AI powered assessment and management platform to enable effective management
assessment
care coordination
risk analytics
Remote patient monitoring
Patented
Increase Revenue
Improve Outcomes
Decrease Penalties
Rubitection

How Does Rubitection's Solution Work:

Operating a Rubitection device does not require special training, making it perfect for a hospital and an at-home care setting. To use the system, you place it on the skin for a short time and then take pictures of the skin. You then read the results on our care management mobile app which will provide care support. When it is placed on the skin, it uses light technology to monitor inflammation in the skin to provide a more accurate way to monitor wound progression. Our technology is a patent solution that is low-risk to patients.

Our solution requires Food and Drug Administration (FDA) approval, but since we are classified as Class I, we follow a straightforward, low-risk approval process.


Defensible patented solution reimagines skin health management
PATENTED
2 issued patents
Easy to use for anyone in any care settings
Works on all skin tones
FDA
Low risk fast FDA path
(Class I 510K – code 876.2100)
Rubitection
Today's Risk Level
Medium Risk

Rubitection's solution is patented and works on all skin tones!

Traction:

We have already built a functional prototype. Initial data is positive and shows the system can detect the early signs of skin inflammation.

Impact:

Improves patient care by:

- lowering the risk of infections
- enhances patients' quality of life by reducing pain and suffering, and
- helping to lower overall treatment costs.


RAS is a disruptive low-cost wound management solution that enables data driven care at all wound stages outperforming competitors
Wound Diagnosis & Assessment
BBI
LONGPORT
WOUNDVISION
Early skin risk assessment devices
Rubitection
Risk assessment & advanced wound tracking
Care plan management
Workflow optimization
Manual early assessment (Standard of care)
SpectralMD
Net Health
EKARE
WOUND ZOOM
SWIFT
Healthy.io

Advanced wound imaging
Comprehensive wound management
6

Competition:

Rubitection's solution is superior to its competition. It is 75% lower in price, more comprehensive in supporting management, and is easy to use by anyone with minimal training.

Our competitors are more expensive - ranging from $5K to $20K - and their products can be difficult to use, requiring significant training. The current clinical standard is a manual skin evaluation and observation, which is unreliable.



Huge board market applications
$36 Billion
Untapped skin care US market
Hospitals
Nursing homes
Home care
Rubitection
$4.3 Billion
Pressure ulcer, Diabetic foot ulcers, venous leg ulcers
$13 Billion
Surgical wounds
$19 Billion
Dermatology

Other Market Opportunities:

Chronic skin health problem is a huge, growing global healthcare problem. Our initial focus is on the chronic wound care space. However, our technology will expand to offer an all-around skin health and wellness platform that anyone can use to monitor chronic skin conditions like eczema, psoriasis, bruising, dermatitis, skin cancer, sunburns, and surgical wound infections. The implementation of our solution can help transform care in many areas while reducing cost and improving quality of life both in the US and internationally.

Razor blade model generates recurring $265K ARR per hospital (initial market entry)
Disposable cover
$4 unit
$22K ARR per device
Rubitection
$650 per unit
12
devices per facility
Rubitection
8



Sales Approach:

Rubitection will utilize a razor blade business model for the hospital market. Revenues will be generated from unit sales of the device and app ($650/unit) and its disposable cover ($4/unit/patient). The use of the consumable will generate $265K/year of recurring revenue per hospital.



Forward-looking statements are not guaranteed.

Proven Go-to-Market Strategy:

To get to market, Rubitection is collaborating with leading healthcare facilities to collect clinical and patient data. We will publish the results in journals to educate the community about the impact of our solution. We will also leverage digital marketing to sell the product onto the medical market, we will leverage partnerships with larger companies already selling products into the space such as Medline. We will initially target hospitals and work with sales and distribution partners to ramp up sales to $300M.



Forward-looking statements are not guaranteed.

Why Will Customers Buy:

Customers want to buy our solution because we can help reduce costs through early detection, accurate documentation, and care plan management optimization. Improved documentation can aid with Medicare reimbursement (payments) and penalties. Facilities are actively looking for solutions to meet Medicare reporting regulations and reduce costs for chronic wounds like bedsores (aka. pressure injuries).

5 LOIs from future sales & distribution partners and acquirers de-risk market sales and access via hybrid sales model









ARJOHUNTLEIGH
GETINGE GROUP
Mölnlycke
Rubitection
11

Partners:

And we've already de-risked our go-to-market strategy by securing letters of interest from future distribution partners who are excited about our solution. We are also engaging with hospital systems to explore partnerships.









Wound care companies innovate via acquisition yielding huge exits for investors
Rubitection 3X - 7X multiple of revenue ($298M)
Recent Acquisitions
$102M
INTEGRA
Rebound Therapeutics
7x revenue
$550M
smith&nephew
Osiris
4.2x revenue
$6.7M
3M
Acelity (KCI)
3x revenue
12

Forward-looking projections are not guaranteed.

Investment Opportunity:

New products, and growth in the wound care space, occur through large companies buying the innovation of smaller companies like Rubitection. These types of acquisitions occur at 3x-7x the revenue, allowing Rubitection to yield excellent future returns to investors.





Experienced team with domain expertise
NREC
CAT
Dr. Sanna Gaspard, Ph.D
CEO, Inventor, Founder
Dr. Yannick Heintz, Ph.D
Data Scientist
Mike Schilling, B.S.
Electrical Engineer
EXPERIENCED ADVISORY TEAM
ALUNG
Peter DeComo
Business Advisor; (Medical Device serial entrepreneur)
Johnson&Johnson
Josh Ghaim
Product Development Advisor; (Former CTO – JNJ)
NPIAP
Joyce Black PhD, RN
Clinical Advisor; (wound care expert & nurse)
Margret Halstead
Sales Advisor; (VP of Mediline Industries)
R&Q
Bob Marshall
Regulatory Advisor; (FDA Specialist)
Rubitection
13

Team:

Rubitection's team and advisors include experienced FDA, business, clinical, scientific, and legal experts. They are dedicated to making Rubitection the dominant provider of early-stage PU assessment tools within the next 6 years. Dr. Gaspard is the inventor and CEO overseeing product development and operations. Dr. Yannick Heintz, the VP of Data Science, oversees Rubitection's algorithm development.

We are raising funding to support technology development, expand our team, and achieve our next regulatory milestones to

expand our team, and achieve our next regulatory milestones to move one step closer to launching our product on the market.



Chronic wounds can be prevented with effective and proper monitoring and care. Rubitection's solution empowers individuals to detect them early, ultimately saving lives. By making early detection more accessible and efficient, we reduce suffering, lower healthcare costs, and enhance the quality of life for patients globally. Join us on this journey and be part of our success.